Filed by Standard Commercial Corporation Pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Standard Commercial Corporation

Commission File No.: 001-09875

[Letter to Customers]

November 8, 2004

Dear                     :

We are delighted to inform you that earlier today we announced that our two companies, DIMON Incorporated and Standard Commercial Corporation, have entered into an agreement to merge the two companies and form a company initially to be called DimonStandard. We have attached a copy of our joint press release to provide additional information about our proposed merger.

Until the merger is approved and completed, our companies will operate separately, and Standard will continue to provide to you the same excellent service we have in the past. We’ll also continue to keep you informed about our merger progress.

This is an exciting time because in this new entity we will have a unique opportunity to better serve you by taking the best of both companies. Our pledge to you, as to all of our customers, is to keep your needs at the forefront of our planning as we undertake our combination. In that regard we welcome your comments and suggestions as we move forward. We will do our best to answer any questions you might have.

A special integration team formed from the current management of Standard and DIMON will be charged with choosing the best people, assets, policies and procedures and melding them into a new company that will take us into the future by best meeting your needs. This process, with the support of both management groups and the important lessons learned from past ventures, should give us the tools for a very successful merger.

We are approaching this merger with three main operating strategies:

1.	Increasing Efficiencies: From facilities, to expertise, to logistics, to administration, we can create efficiencies that will allow us to better serve you. By maximizing our global resources we can manage our operations to meet your needs while taking advantage of local market knowledge to more effectively match supply with demand. Combined, we will be able to source tobacco from over 40 countries. Together, we are geographically balanced, and have a stronger team in the increasingly important markets of Asia and South America.

2.	Creating Teams Tailored to Match an Individual Customer’s Needs: We know your needs are unique. When we integrate our two enterprises, we will offer you a team of people experienced in our business and completely knowledgeable about yours. Importantly, your team will be truly global so that you will be able to work with them where you need them and when you need them.

3.	Positioning for the Future: Our strategy is to take the best of both companies and create a stronger and more proactive organization. Our merger is not about getting bigger, but about creating the ability to more fully respond to the increasing challenges that we and you will face in the future. We think that our new company will:

•	Allow us to create a newly energized and more focused organization while maintaining the core values we share with you;

•	Greatly expand our value-added services such as customer service, global agronomic programs, industry leading tobacco processing capabilities, new product development, leaf supply, information technology advancements, including Total Product Integrity and Traceability; and

•	Enable us to develop new programs and approaches that add value to your business.

DIMON and Standard Commercial both have worked hard over the years to earn your trust and respect and we know we will have to work hard in the future to maintain them. You have our pledge that we will do so and we look forward to meeting the opportunities of the future with you.

Sincerely,

R. E. Harrison
Chairman, President and Chief Executive Officer

This letter contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers.

DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in the forward-looking statements can be found in DIMON’s and Standard Commercial ‘s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511 or to Standard Commercial Corporation, 2201 Miller Road, P.O. Box 450, Wilson, North Carolina 27894-0450, Attention: Investor Relations, (252) 291 5507.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial ‘s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.